UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

May 7, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1934

AutoImmune, Inc.
File No. 000-20948 CF# 21846

AutoImmune, Inc. submitted an application under rule 24b-2 requesting confidential treatment for information it excluded from an exhibit to a Form 10-KSB filed on March 21, 2008.

Based on representations by AutoImmune, Inc., that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.18   through March 21, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Christian Windsor
Special Counsel